August 11, 2009

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Comstock Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009
Definitive Proxy
Filed April 20, 2009
File No.:  1-03262

Ladies and Gentlemen:

The following are the responses of Comstock Resources, Inc. (the "Company") to the comments contained in the Staff's comment letter dated July 31, 2009 (the "Comment Letter") concerning the above-referenced Form 10-K (the "10-K") and the definitive proxy filed April 20, 2009 (the "Proxy").  The responses are numbered to correspond to the numbers of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Markets and Customers, page 16

1.
Please advise us whether you have long-term contracts with your significant customers that require them to purchase specified amounts of your oil production.  If you have such contracts, please disclose the material terms of such arrangements.  In addition, please file any such agreements, or tell us why you are not required to file them.

The disclosure regarding oil production will be revised to read as follows:  "Our oil production is sold under short-term contracts with a duration of six months or less.  The contracts require the purchasers to purchase the amount of oil production that is available at prices tied to the spot oil markets."

Management's Discussion Under Markets and Customers and Analysis of Financial Condition and Results of Operations, page 36

Results of Operations, page 38

2.
We note your disclosure that your increase in production in 2008 is primarily the result of your successful drilling activity and the acquisition of producing properties in South Texas in December 2007.  Please revise to quantify the amount of the change in production contributed by each of these factors.

Securities and Exchange Commission
August 11, 2009

The disclosure relating to the 32% increase in production in 2008 will be revised to read as follows:  "Production in 2008 increased by 15% over 2007 as the result of an acquisition of producing properties in South Texas which closed in December 2007.  Our successful drilling activity replaced declines from our existing producing properties and accounted for the remaining 17% production increase in 2008."

Liquidity and Capital Resources, page 41

3.
We note your statements here and on page 42 that you made no acquisitions in 2008.  However, this appears to be inconsistent with your table of annual capital expenditures, which discloses that you spent $113,023,000 to acquire unevaluated acreage in the Haynesville Shale formation.  Please clarify or revise.

The disclosure relating to 2008 acquisitions on page 41 will be revised to read as follows:  "We did not acquire any producing oil and gas properties in 2008, however, we did spend $113.0 million to acquire unevaluated acreage primarily relating to the exploration of the Haynesville Shale formation."

The disclosure relating to 2008 acquisitions on page 42 will be revised to read as follows:  "We did not acquire any producing oil and gas properties in 2008."

Critical Accounting Policies, page 45

New accounting standards, page 46

4.
Please add expanded disclosure to address, under this heading and within your summary of significant accounting policies footnote, the Commission's recently adopted release on Modernization of Oil and Gas Reporting, which was adopted on December 31, 2008 and will become effective on January 1, 2010.  See Release 33-8995, located on our website at http://www.sec.gov/rules/final/2008/33-8995.pdf.

The following disclosure will be added under the New Accounting Standards section of Critical Accounting Policies beginning on page 45 and under our New Accounting Standards section in footnote one to our consolidated financial statements on page F-16:

"In December 2008, the Securities and Exchange Commission released the Final Rule, "Modernization of Oil and Gas Reporting" which revises oil and gas reserve reporting disclosures.  This release permits the use of new technologies to determine proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes.  The ruling will also allow companies to disclose their probable and possible oil and gas reserves.  In addition, the new disclosure requirements require companies to:  (i) report the independence and qualifications of its oil and gas reserves preparer or auditor; (ii) file reports when a third party is relied upon to prepare reserves estimates or conduct a reserves audit; and (iii) report oil and gas reserves using an average price based upon the prior twelve month period rather than a year-end price.  The ruling becomes effective for fiscal years ending on or after December 31, 2009.  We are currently assessing the impact that adoption of the provisions of this ruling will have on our consolidated financial statements and oil and gas reserve disclosures."

Securities and Exchange Commission
August 11, 2009

Definitive Proxy Filed April 20, 2009

5.
Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use.  Please understand that our review of your responses, we may raise additional comments.

The Company will comply with the comments noted below in all future filings.

Corporate Governance Matters, page 15

Approval of Related Party Transactions, page 15

6.	Please disclose the standards to be applied by your audit committee in determining whether to approve related party transactions. See Item 404(b)(1)(ii) of Regulation S-K.

The following disclosure will be added to "Approval of Related Party Transactions" in future proxy statements:

"To be approved, the transaction must be on terms believed to be comparable to those that could be obtained in arm's length dealings with an unrelated third party."

Executive Compensation, page 20

Compensation Discussion and Analysis, page 20

7.
For each of your named executive officers, please provide more detailed disclosure regarding how your compensation committee determined the amount of salary, bonus, and restricted stock granted in 2008.  See Item 402(b)(1)(v) of Regulation S-K.  For example, please describe the following:

• •
The "contributions to [y]our overall performance" considered in determining the salary granted to each named executive officer; and

The "role and impact of the various management levels in achieving key strategic results" considered in determining the amount of restricted stock granted to each named executive officer.

8.
Please describe the "performance objectives" considered when granting annual bonus awards and how each named executive officer met such objectives with respect to the bonus awards granted in 2008.  Your description of the "performance objectives" should disclose all qualitative and quantitative performance targets or goals established for your annual bonus plan.  See Items 402(b)(2)(v)-(vi) of Regulation S-K.  To the extent you believe that disclosure of the targets would result in competitive harm such that they could be excluded properly under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation supporting your conclusion.  Please also note that to the extent disclosure of the quantitative or qualitative performance-related factors would cause competitive harm, you are required to discuss how difficult it will be for you to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations Question 118.04, found at www.sec.gov.

Securities and Exchange Commission
August 11, 2009

9.
We note that you "compared [y]our total 2007 compensation and proposed total 2008 compensation to other oil and gas exploration and production companies with operations similar to [y]ours."  In addition, you state that you looked to "the stock-based incentives provided by peer companies" in determining your own stock-based awards.  It appears from these statements that you engage in benchmarking of compensation.  Please identify the companies that comprise your peer group and explain in greater detail how the benchmarking data are considered in awarding compensation.  See Item 402(b)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretations Question 118.05, found at www.sec.gov.

Attached as Exhibit A is a proposed Compensation Discussion and Analysis for the Company's 2009 year.  This proposed disclosure includes the disclosures requested in the Comment Letter at items 7 through 9.

Provided that the proposed disclosure is acceptable to the Staff, the Company will include such disclosure in all filings hereafter made, which the Company expects will commence with its Annual Report on Form 10-K for the year ended December 31, 2009.  The Company respectfully requests that it not be required to amend its Form 10-K for the year ended December 31, 2008 or any other filings made prior to the date hereof.

If you have any questions, please do not hesitate to contact the undersigned at (972) 668-8811.

Very truly yours,

/s/ ROLAND O. BURNS

Roland O. Burns
Senior Vice President
and Chief Financial Officer

Exhibit A

DRAFT PROPOSED 2009 PROXY STATEMENT DISCLOSURE

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview and Objectives of Our Executive Compensation Program.  Our compensation committee has responsibility for establishing and administering the compensation objectives, policies and plans for our executive officers.  All of our executive officers are compensated pursuant to the same executive compensation program.  Both the compensation program and the executive officers' compensation are approved by the compensation committee.  The compensation committee bases its decisions concerning specific compensation elements and total compensation paid or awarded to our officers on several different objectives, which include:

•	Providing compensation that is competitive with compensation of companies that have operations similar to us and are in similar markets for executive talent;
•	Encouraging both short-term and long-term performance focus, promoting stockholder value through strategic business decisions and achievement of performance objectives;
•	Providing incentive compensation intended to vary with our and the individual's performance, while appropriately moderating the impact of the cyclical nature of our business; and
•
Facilitating ownership of our common stock by our executive officers through equity-based incentives so that management's interests are closely aligned with those of stockholders in terms of both risk and reward.

The compensation committee generally meets each December to approve base salary for the upcoming year, the bonuses to be paid taking into account performance in the current year and to grant any stock-based awards.  The base salary, bonuses and stock-based compensation in 2009 reflect our financial and operating performance during the 2008 year.

Financial and Operating Performance during 2008.  We were the number one performer in 2008 among U.S. public independent exploration and production companies based on stock price performance from December 31, 2007 to December 31, 2008.  Our share price increased from $34.00 per share on December 31, 2007 to $47.25 per share on December 31, 2008, an increase of 39%.  During 2008, mid-cap exploration and production companies on average experienced a 55% decline in their stock price.  The compensation committee considered the following specific achievements during 2008 in evaluating overall performance:

•	An increase in net income per share from $1.54 in 2007 to $5.53 in 2008;
•	Implementation of a $425 million onshore drilling program, resulting in onshore production growth that was 32% higher than 2007;
•	Drilling 136 wells with a 97% success rate;

•	Successfully completing four divestitures of properties generating proceeds of $138 million;
•
Selling our interest in Bois d'Arc Energy in August 2008 to Stone Energy Corporation in a transaction which was the only such corporate merger completed during 2008 in the oil and gas exploration and production sector; and

•	Positioning us through early leasing in the Haynesville Shale in East Texas/North Louisiana as a leader in the development of this emerging play.

Compensation Components.  Compensation components for our executive officers include base salary, an annual cash bonus, restricted stock awards, supplemental retirement benefits and for certain executives, employment agreements providing for post-termination compensation in certain circumstances.  The elements of our compensation program did not change from 2008 to 2009.  The compensation committee has not established formal policies or guidelines with respect to the mix of base salary, annual cash bonus and stock-based awards to be paid or awarded to the executive officers.  In general, the compensation committee believes that a greater percentage of the compensation for the executive officers and other senior members of management should be stock-based awards and should be based on individual and overall corporate performance to align the interests of our executive officers with our stockholders.

The compensation committee evaluates certain data each year in reviewing the total compensation to be paid to all of our employees.  The compensation committee compared our total 2008 compensation for all employees and proposed total 2009 employee compensation to other exploration and production companies with operations similar to ours, utilizing an industry-wide survey in which we participate, to obtain a general understanding of current compensation practices.  This survey, the Effective Compensation, Inc. 2009 Oil and Gas Compensation Survey, provides data on compensation for management, professional and support positions, and draws on survey responses from 119 participating companies. In addition, in reviewing compensation of our executive officers, the compensation committee considers proxy statement data reflecting salary, bonus and stock-based incentive awards and other compensation practices of forty to fifty exploration and production companies.  This review is ad hoc, informal, and the committee does not formally "benchmark" the compensation of our executive officers against a peer group.  The compensation committee determined that the Chief Executive Officer's recommendations for employee and executive compensation for 2009 were appropriate and approved the 2009 compensation package.

Base Salary.  In 2009, base salaries for executive officers were based upon the individual's responsibilities, experience and performance during 2008, taking into account among other things, the individual's initiative, contributions to our overall 2008 performance, managerial ability and handling of special projects.  These same factors are applied to establish base salaries for other key management employees.  Base salaries for executive officers generally are reviewed annually for possible adjustment, but are not necessarily changed that frequently.  The Chief Executive Officer recommends the base salary for himself and the other executive officers.  Each executive officer recommends the base salary for all employees that are in the executive officer's areas of responsibility.  The Chief Executive Officer and the Chief Financial Officer review the recommendations for salaries and bonuses for all other employees and adjust them as they deem appropriate.  The compensation committee reviews the recommendations for all employees after approval by the Chief Executive Officer and approves them or adjusts them as they deem appropriate.

The compensation committee's evaluation of each executive officer's performance is subjective; no specific written criteria or formulas, and no pre-determined targets, are used in determining salary or bonus.  The factors considered in compensation decisions are not weighted, but are viewed collectively.  During 2008, there were no material differences in how the compensation committee made its decisions with respect to any individual executive officer.  Salaries paid to our executive officers during 2009 were set by the compensation committee at its meeting in December 2008.

Executive officers' salaries for 2009 were increased by 6% on average, while all employees' base salaries were increased by an average of 8%.  In 2008, salaries had been increased by 9%.  The compensation committee determined that the reduced rate of increase was appropriate in light of current economic conditions.

Bonuses.  Annual cash awards for all full-time employees are provided in order to promote achievement of our business objectives of increasing stockholder value by growing production and reserves on a profitable basis.  All of our full-time employees participate in an annual bonus plan with the same performance objectives as those used for executive officers.  The annual bonus awards are also intended to assist executives in meeting income tax obligations associated with restricted stock awards which are a significant component of the executives' compensation.  Our performance, together with each executive officer's individual performance, resulted in increased annual cash awards for 2009 to our executive officers.  Similar to base salaries, the Chief Executive Officer recommends the annual bonus for himself and for each executive officer.  Each executive officer recommends the annual bonus for all employees that are under that executive officer's areas of responsibility.  The Chief Executive Officer and the Chief Financial Officer review the recommendations for bonuses for all other employees and adjust them as they deem appropriate.  At its meeting in December 2008, the Compensation Committee reviewed the recommendations approved by the Chief Executive Officer and awarded annual cash bonuses for 2008.

In making its decision, the compensation committee considered our outstanding performance relative to other exploration and production companies during 2008, our accomplishments in achieving a strong balance sheet with sufficient liquidity to weather current economic conditions, and our lead in the development of new reserves due to our success in early leasing in the Haynesville Shale formation.  In addition, the compensation committee recognized the personal commitment and intensity of effort of our Chief Executive Officer and Chief Financial Officer in successfully negotiating and closing the sale of our interest in Bois d'Arc Energy to Stone Energy.  Another important factor is the income tax liability that our executive officers will incur upon vesting of restricted stock grants during 2009.  It is expected that the tax costs will in some cases equal 75% of an executive's annual bonus.  The payment of bonuses adequate to cover tax costs will encourage executives to retain their vested shares.  This will enable our officers to meet the requirements of our new stock ownership and retention policy.  Based on these factors, the compensation committee increased annual bonuses for our Chief Executive Officer and our Chief Financial Officer by 40%, and for our other executive officers by 30% over 2008.

Stock-Based Awards.  Our executive officers and other key employees were eligible to receive stock-based awards under the 1999 Plan.  They are also eligible to receive stock-based awards under the 2009 Plan.  The objectives of the 1999 Plan and the 2009 Plan are to attract and retain key employees, to motivate them to achieve long-range goals and to reward individual performance.  Because employees' compensation from stock-based awards is based on our stock price performance, the compensation committee believes stock-based awards create a strong incentive to improve long-term financial performance and increase stockholder value.  Factors used to set the range of stock-based awards granted include management's and the compensation committee's perception of the incentive necessary to motivate individuals to join the company and the role and impact of the various management levels in achieving key strategic results.  Awards made in 2008 under the 1999 Plan to executive officers and other employees consisted entirely of restricted stock grants.  Stock-based awards are forfeited if such individuals do not remain employees for the vesting period.  Initial grants of restricted stock generally vest 25% per annum over a period of four years from the date of grant.  Subsequent grants made after the initial grant vest in full four years from the date of the award.  The compensation committee has determined that this four-year vesting schedule for restricted stock grants enhances the retention value of these awards.  The compensation committee believes that the retention value of restricted stock grants supports additional awards to our executive officers who already own a significant number of shares because at any given date, each executive officer has four years of awards subject to forfeiture.

Stock-based awards are authorized at regularly scheduled meetings of the Board of Directors and the compensation committee, and in recent years, as part of the Board of Directors meeting in December.  The Chief Executive Officer recommends stock-based awards for himself and for our other executive officers.  The compensation committee reviews the recommendations and adjusts the awards as they deem appropriate.  In December 2008, the compensation committee, based upon the recommendations of the Chief Executive Officer, awarded a total of 330,000 shares of restricted stock to our named executive officers under the 1999 Plan.  The compensation committee did not award any stock options during 2008.

The number of shares of restricted stock awarded to each named executive officer did not increase from those granted during 2007.  This is consistent with the compensation committee's philosophy of having approximately one-fourth of an officer's restricted shares vest each year, and having four years of stock awards being subject to forfeiture at any given time.  The compensation committee gives more weight to the number of shares awarded than to the value of the award as it believes this enhances the objective of retaining key executives.  In this way, approximately one-fourth of an executive's awards vest each year, when awards are a similar size year-over-year.  The committee also does not favor adjusting grant sizes to take into account changes in the market price of our shares, which can fluctuate considerably over the course of a year.

Supplemental Executive Retirement Plan.  In 2001, we adopted a supplemental retirement plan for our executive officers.  The purpose of this plan is to provide supplemental retirement benefits to all of our executive officers.  Under this plan, we contribute five percent of each participant's annual cash compensation to purchase a variable universal life insurance policy.  Each participant directs the investment of the policy's cash values among a selection of mutual funds offered by the carrier.  During employment, the participants may designate a beneficiary to receive payment of the death benefit (reduced by the amount of the premiums paid by us, which are repaid to us), but have no other rights of ownership in the policy.  Upon a participant's retirement or after four years of service or upon a change of control of our company, the policy will be transferred to the participant.  Contributions to this plan totaled $350,000 in 2008.

Other Benefits.  Our executive officers receive medical, group life insurance and other benefits including matching contributions under our 401(k) plan that are available generally to all of our salaried employees over 21 years of age.  We have no defined benefit retirement benefit plans for any of our employees.

Stock Ownership and Retention Requirements.  Effective January 1, 2009, our Board of Directors approved a stock ownership and retention policy that applies to each of our directors and the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and all Vice Presidents.  The purpose of the ownership requirements is to further our goal of increasing stockholder value and to further align the interests of our directors and key executives with the interests of our stockholders.  Satisfaction of the policy requires that individuals attain and retain holdings of our common stock with a cost basis equal to the following multiple of the individual's compensation, defined as either a director's cash retainer fee or an officer's base salary:

•	1x for non-employee directors;
•	5x for the Chief Executive Officer and Chief Financial Officer; and
•	3x for the Chief Operating Officer and all Vice Presidents.

An individual's costs basis is equal to (1) his or her actual cost, in the case of purchases in the open market, (2) the fair market value of the shares at the date of exercise of stock options or stock appreciation rights, or (3) the fair market value of the shares at the date of vesting of restricted shares, restricted stock units or performance units.  Each person's stock ownership requirement will be adjusted annually each January 1 to reflect any changes in his or her retainer or base salary.  For the purpose of counting the shares owned, only vested share equivalents under Comstock-sponsored plans will count as shares owned.  Share equivalents will not include any amounts attributable to outstanding unexercised stock options or unvested equity awards.

Generally, individuals will have a five-year period to attain their stock ownership requirements, so that directors and executives subject to the ownership requirements as of January 1, 2009 are required to achieve their goals by January 1, 2014.  At any time at which the individual's stock ownership requirement has not been met, including during the initial five-year period to attain compliance, the individual will be required to retain at least 50% of "Net Shares" received upon vesting of restricted stock, restricted stock units and performance units.  "Net Shares" are defined to include shares of Comstock common stock that are owned by the individual after shares are sold, swapped or traded to pay applicable withholding taxes.  Subsequent to achieving the initial stock ownership requirement, all directors and executives are expected to continuously maintain stock ownership at their specified levels.

If an individual does not meet the applicable ownership requirements, then he or she will be subject to certain restrictions upon the vesting of equity awards, and may only dispose of shares for particular reasons set forth in the policy and upon receipt of permission for the transfer by the corporate secretary.

The policy provides a hardship exemption, for which an individual must submit a request to the corporate secretary, who will review the request with the Chief Executive Officer, or the chairman of the nominating/corporate governance committee in the case of a request by the chairman or Chief Executive Officer, and will make the final decision.

Upon our request, and at least annually, individuals subject to the ownership requirements will be required to provide a schedule disclosing the number and cost basis of shares owned.  The ownership requirements will be administered by the corporate secretary.  Our Board of Directors may amend the ownership requirements in its sole discretion.

Limitation on Income Tax Deduction for Executive Compensation.  Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the corporate income tax deduction for compensation paid to each executive officer shown in the summary compensation table in the proxy statement of a public company, other than the Chief Financial Officer, to $1 million, unless the compensation is "performance-based compensation" and qualifies under certain other exceptions.  Our policy is primarily to design and administer compensation plans which support the achievement of long-term strategic objectives and enhance shareholder value.  Where it is consistent with our compensation philosophy, the Compensation Committee will also attempt to structure compensation programs that are tax-advantageous to us.  Awards of stock options under the 1999 Plan qualify as "performance based compensation," as will awards of stock options and stock appreciation rights under the 2009 Plan.  Awards of restricted stock, restricted stock units, performance units and cash compensation do not qualify.